Exhibit 12.2

Public Service Company of Oklahoma
Consolidated Ratio of Earnings to Fixed Charges
For Years Ended December 31,

                             1998       1997      1996      1995      1994
                           ---------------------------------------------------
                                       (thousands, except ratios)

Operating income           $115,008    $81,776   $101,737  $111,769   $98,258
Adjustments
  Income taxes               52,494     12,313     25,257    37,490    27,954
  Provision for deferred
  income taxes               (1,693)     8,448     (1,328)    2,704     7,779
Deferred investment tax
  credits                    (1,795)    (2,278)    (2,784)   (2,789)   (2,789)
Charges for investments
  and plant development
   costs, net of tax           --          (75)   (35,708)      --       --
Other income and
   deductions                  (951)       729        (95)    2,274       933
Allowance for borrowed
   and equity funds used
   during construction        2,029      2,317      1,722     3,734     2,513
                           ---------------------------------------------------
     Earnings              $165,092   $103,230    $88,801  $155,182  $134,648
                           ===================================================

Fixed charges:
  Interest on long-term
     debt                   $29,136    $30,474    $30,555   $29,594   $29,594
  Interest on short-term
     debt                     4,107      4,100      5,623     6,355     3,844
  Distributions on Trust
     Preferred Securities     6,000      3,967       --        --        --
                            ===================================================
     Fixed Charges          $39,243    $38,541    $36,178   $35,949   $33,438
                            ===================================================


Ratio of earnings to
fixed charges                 4.21       2.68       2.45      4.32      4.03


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